

MAIL STOP 3561

December 14, 2006

Mr. Michael Connors
Chairman and Chief Executive Officer
Information Services Group, Inc.
107 Elm Street
Stamford, CT 06902

> **Re:** **Information Services Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-136536**
> **Amendment Filed November 16, 2006**

Dear Mr. Connors:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 5 from our letter dated November 6, 2006 indicating that you do "not plan to pursue an acquisition of the Business Media Europe group." Please revise your disclosure to clarify that you will not pursue this entity or its assets as a target, and clarify whether you will pursue any opportunities with Mr. Connors' former employer.

2.   We note the company's response to our prior comment 7 from our letter dated November 6, 2006 addressing whether the company may met its 80% net asset test by acquiring less than 100% interest in a target business. However, we do not believe your revised disclosure in your Form S-1 is as clear as your comment response. Accordingly, please revise your disclosures to more thoroughly respond to our comment. In addition, please explain how the valuation will be calculated.

Management, page 59

3.   We note the company's revised disclosure on page 60 in response to our prior comment 11. As an initial matter, please note our expectation that, prior to requesting acceleration, the company will have provided disclosure for all contemplated senior advisors and management members. In addition, we note that your comment letter response is more detailed than the disclosure that you have added. Accordingly, please revise to explain the roles that these advisors will play with the company and state their compensation levels.

4.   We note the company's substantial response to our prior comment 13 from our letter dated November 6, 2006 as well as subsequent telephonic discussions with the staff on this issue. However, we believe that additional discussion is warranted here. As an initial matter, it would clarify the issue if you could identify the parties in your response. Based on your discussion it appears as if there are two transactions here – please confirm. First, Oenoke is holding securities for certain advisors and that an agreement was in place for Oenoke to transfer these shares to the advisors at a later date. Second, Oenoke is holding shares in its own account and will transfer interests in Oenoke to the other founders. With respect to the first scenario, please provide an analysis of whether Oenoke is a statutory underwriter under Section 2(a)(11) as if would appear to have purchased its securities with a view to distribution. In addition, please clarify what consideration was paid by these advisors, when it was paid, and to whom it was paid. Also, please clarify whether these advisors agreed to purchase their securities prior to the filing of the registration statement. With respect to the second scenario, please clarify the amount of funds paid for the interests in Oenoke, whether Oenoke has (or will have) any other purpose other than holding these shares, when the subscription agreements were signed, and the respective percentage ownership in Oenoke. In addition, please clarify whether management has, subsequent to the filing of the registration statement, sold any interest in Oenoke; and, if not, clarify whether Oenoke will sell interests in itself in the future. Finally, please revise your Form S-1 disclosures to appropriately respond to the foregoing comments.

Financial Statements
Note E – Commitments, page F-9

5.   We note your response to our previous comment 15 stating you have recalculated volatility based on a four year period (when historical data is available for this period). However, your disclosure on page F-10 states the volatility calculation of 59% is based on the 260 most recent trading day average. Please explain what is meant by "based on a four year period" in your supplemental response and whether you used four years of trading data to calculate the volatility of each of the representative companies and whether 59% represents the simple average of the volatility for each company over this period. Revise Note E as necessary to clarify.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                                        Sincerely,

                                                        John Reynolds
                                                        Assistant Director

cc: Emanuel Cherney

Fax: (212) 836-8689